

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2020

Ann Marie Sastry, Ph.D
Chief Executive Officer
Amesite Operating Company
607 Shelby Street, Suite 700 PMB 214
Detroit, MI 48226

> **Re: Amesite Operating Company**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 22, 2020**
> **CIK No. 0001807166**

Dear Dr. Sastry:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated June 15, 2020.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Corporate Reorganization, page 4

1.   In response to prior comment 1, you have revised your disclosure to clarify that the company will be substantially similar to Amesite Parent after the Reorganization other than the removal of the holding company structure and addition of a federal exclusive forum provision to the certificate of incorporation. Please clarify in your "Reasons for the Reorganization" discussion the extent to which the factors discussed will remain the same after the Reorganization. For example, we note that, like Amesite Parent, the company has no trading market, will have approximately the same number of shareholders as Amesite Parent, will have substantially the same corporate

governance, and that you intend to register the company's shares under Section 12 of the Exchange Act. As another example, it is not clear why the Reorganization facilitates undertaking an initial public offering and listing on a national securities exchange compared to the existing corporate structure and corporate governance of Amesite Parent. Please clarify your disclosure. In addition, disclose whether the Reorganization is conditioned on the consummation of the offering.

The Offering, page 6

2.   Please clarify that the amount of shares outstanding after the offering includes the shares issuable upon conversion of the convertible notes recently issued by Amesite Parent.

Capitalization, page 23

3.   Please revise to disclose the impact on pro forma equity and earnings per share for the promissory notes that will be converted into common stock upon consummation of the Reorganization and completion of this offering.

General

4.   You disclose on page II-3 that the shares to be issued in connection with the Reorganization are exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D. In your response letter, please provide your analysis of why you believe the exemption you are relying upon is available. For example, address the number and nature of the persons who will be issued shares. In this regard, you disclose on page 4 that Amesite Parent's common stock is currently held by approximately 149 holders and that the Reorganization is subject to the approval of the stockholders of Amesite Parent.

    You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman, Esq.